OMB Number   3038-0072
NFA ID   0247694   BNP PARIBAS
Submitted By   BREWERH3   HILDA BREWER

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

OMB Number   3038-0072

NFA ID   0247694   BNP PARIBAS

Submitted By   BREWERH3   HILDA BREWER

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR:

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any **person** other than an individual.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

OTHER NAME: For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL: an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

    - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

OMB Number   3038-0072

NFA ID   0247694   BNP PARIBAS

Submitted By   BREWERH3   HILDA BREWER

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

OMB Number   3038-0072

NFA ID   0247694   BNP PARIBAS

Submitted By   BREWERH3   HILDA BREWER

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

OMB Number   3038-0072

NFA ID   0247694   BNP PARIBAS

Submitted By   BREWERH3   HILDA BREWER

---

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:

Form 7-R
FCM   0.5 hours
SD   1.0 hours
MSP   1.0 hours
RFED   0.5 hours
IB   0.4 hours
CPO   0.4 hours
CTA   0.4 hours
FT   0.5 hours

Form 3-R   0.1 hours
Form 7-W   0.1 hours
Form 8-R   0.8 hours
Form 8-T   0.2 hours

Form 8-W   0.1 hours.

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.

OMB Number   3038-0072

NFA ID   0247694   BNP PARIBAS

Submitted By   BREWERH3   HILDA BREWER

Business Information

Business Address	16 BOULEVARD DES ITALIENS PARIS 75009 FRANCE
Phone Number	+ (33) (0) 1 42 98 12 34
Fax Number	Not provided.
E-mail Address	Not provided.
Website / URL	Not provided.
Federal EIN	Not provided.
CRD ID	Not provided.
Form of Organization	OTHER
Location	FRANCE
Other Names	

OMB Number   3038-0072
NFA ID   0247694   BNP PARIBAS
Submitted By   BREWERH3   HILDA BREWER

Location of Business Records

Business Records Address

16 BOULEVARD DES ITALIENS
PARIS 9EME
FRANCE

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Holding Company Information

Name: SOCIETE FEDERALE DE PARTICIPATIONS ET D'INVESTISSEMENTS
(SFPI)
10% or more interest? YES

OMB Number 3038-0072
NFA ID   0247694   BNP PARIBAS
Submitted By BREWERH3   HILDA BREWER

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
ANTI MONEY LAUNDERING OFFICE (AMLO)
AUSTRALIAN PRUDENTIAL AUTHORITY (APA)
BAFIN FEDERAL FINANCIAL SUPERVISORY AUTHORITY
BAHRAIN MONETARY AUTHORITY
BANCO DE ESPANA (BANK OF SPAIN)
BANCO DE PORTUGAL / COMISSAO MERCADOS E VALORES MOBILARIOS
BANGKO SENTRAL NG PILIPINAS (BSP)
BANK NEGARA MALAYSIA (BNM)
BANK OF ITALY
BANK OF JAPAN
BANK OF THAILAND (BOT)
BANKS SUPERINTENDANCE OF PANAMA / NATIONAL SECURITIES
COMMISSION
BANQUE CENTRALE DU LUXEMBOURG (BCL)
BULGARIAN NATIONAL BANK
CAYMAN ISLANDS MONETARY AUTHORITY (CIMA)
CENTRAL BANK OF GREECE
CENTRAL BANK OF KUWAIT (CBK)
CENTRAL BANK OF QATAR
CENTRAL BANK OF UNITED ARAB EMIRATES
CETNRAL BANK / UNIDAD DE INFORMACION FINANCIERA
CHINA BANKING REGULATORY COMISSION (CBRC)
COMISIÓN NACIONAL DEL MARCADO DE VALORES (CNMV)
COMMISSION BANCAIRE (FRANCE)
COMMISSION DE SURVEILLANCE DU SECTEUR FINANCIER (CSSF)
DE NEDERLANDSCHE BANK (DNB)
DEUTSCHE BUNDESBANK

U.S. Regulator(s)

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE OFFICE OF THE CONTROLLER OF THE CURRENCY

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?   NO

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: NO

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

securities?

C. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**

OMB Number   3038-0072
NFA ID   0247694   BNP PARIBAS
Submitted By   BREWERH3   HILDA BREWER

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **YES**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?   **NO**

OMB Number   3038-0072

NFA ID   0247694   BNP PARIBAS

Submitted By   BREWERH3   HILDA BREWER

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   **NO**

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **YES**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**

Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an adversary action brought by, or on behalf of, a bankruptcy trustee?   **YES**

For any "Yes" answer to the question above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**

OMB Number   3038-0072
NFA ID   0247694   BNP PARIBAS
Submitted By   BREWERH3   HILDA BREWER

Contact Information

Registration Contact

HILDA BREWER
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 5164
Fax: 201 850 4006
E-mail: HILDA.BREWER@US.BNPPARIBAS.COM

Membership Contact

BRUNO D'ILLIERS
525 WASHINGTON BOULEVARD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 212 841 2890
E-mail: BRUNO.DILLIERS@US.BNPPARIBAS.COM

Accounting Contact

PHIROZE RAO
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 6679
E-mail: PHIROZE.RAO@US.BNPPARIBAS.COM

OMB Number   3038-0072

NFA ID   0247694   BNP PARIBAS

Submitted By   BREWERH3   HILDA BREWER

Arbitration Contact

> BETTY WHELCHEL
> 787 SEVENTH AVENUE
> NEW YORK, NY 10019
> UNITED STATES
> Phone: 212 841 3245
> E-mail: BETTY.WHELCHEL@US.BNPPARIBAS.COM

Compliance Contact

> STEPHEN STROMBELLINE
> 787 SEVENTH AVENUE
> NEW YORK, NY 10019
> UNITED STATES
> Phone: 212 841 2657
> E-mail: STEPHEN.STROMBELLINE@US.BNPPARIBAS.COM

Chief Compliance Officer

> JEAN CLAMON
> 3 RUE D ANTIN 75002 PARIS 02
> PARIS 75002
> FRANCE
> Phone: +33(0)1 42 98 63 00
> E-mail: JEAN.CLAMON@BNPPARIBAS.COM

OMB Number   3038-0072

NFA ID   0247694   BNP PARIBAS

Submitted By   BREWERH3   HILDA BREWER

Enforcement/Compliance Communication Contact

THOMAS DISPALDO
DIRECTOR
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 2477
Fax: 610 491 1806
E-mail: BNP_REG_INQUIRIES@US.BNPPARIBAS.COM

OMB Number   3038-0072
NFA ID   0247694   BNP PARIBAS
Submitted By   BREWERH3   HILDA BREWER

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

OMB Number   3038-0072
NFA ID   0247694   BNP PARIBAS
Submitted By   BREWERH3   HILDA BREWER

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

OMB Number 3038-0072
NFA ID   0247694   BNP PARIBAS
Submitted By BREWERH3   HILDA BREWER

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

OMB Number   3038-0072
NFA ID   0247694   BNP PARIBAS
Submitted By   BREWERH3   HILDA BREWER

Confidential Matter Information

Regulatory Disclosures

Matter Name	ƒ{ SEPTEMBER 2008 FRENCH AMF CASE
Matter Details	ON SEPTEMBER 11, 2008, THE AMF (¡§AUTORIT&EACUTE; DES MARCH&EACUTE;S FINANCIERS¡¨) ISSUED A WARNING NOTICE (THE LOWEST LEVEL OF THE FIVE TYPES OF SANCTIONS IT CAN IMPOSE) AND IMPOSED A EUR 500,000 FINE ON BNP PARIBAS SA (¡§BNPP¡¨) FOR THE VIOLATION OF SEVERAL PROVISIONS OF THE FRENCH MONETARY CODE (¡§CODE MON&EACUTE;TAIRE ET FINANCIER¡¨) AND AMF RULES (¡§R&EGRAVE;GLEMENT G&EACUTE;N&EACUTE;RAL¡¨) IN CONNECTION WITH AND FOLLOWING THE NOVEMBER 21, 2005 IPO OF THE EDF GROUP (¡§EDF¡¨) WITH A LISTING ON EURONEXT PARIS. BNPP WAS FOUND TO HAVE FAILED TO MAINTAIN PROPER RECORD OF CLIENT ORDERS, SOLD SHARES PRIOR TO THE APPROVAL OF THE PROSPECTUS BY THE AMF, GIVEN INSUFFICIENT CONSIDERATION TO FIDUCIARY DUTY TOWARDS CLIENTS AND INSUFFICIENTLY SUPERVISED ITS EMPLOYEES. THE AMF NOTED IN ITS DECISION THAT THE PRECIPITATION DEMONSTRATED BY THE GOVERNMENT IN ANNOUNCING THE PRIVATIZATION AND SUBSEQUENT LISTING OF EDF AS WELL AS REMEDIAL ACTIONS TAKEN BY BNPP FOLLOWING THE AMF INVESTIGATION ACTED AS MITIGATING FACTORS.
Matter Name	ƒ{ NOVEMBER 2010 BANK OF GREECE CASE
Matter Details	ON NOVEMBER 23, 2010, THE BANK OF GREECE IMPOSED A EUR 15,000 FINE ON BNPP THROUGH ITS GREEK BRANCH FOR VIOLATIONS OF PROVISIONS OF THE GREEK TRANSPARENCY ACT 2501/2002 RELATING TO THE PURCHASE OF SUBORDINATED DEBT OF ALPHA BANK ON BEHALF OF SWIFT MARITIME LIMITED (¡§SWIFT¡¨) IN 2005 BY BNPP ACTING AS WEALTH MANAGER FOR SWIFT. SWIFT COMPLAINED THAT BNPP HAD ACTED OUTSIDE THE SCOPE OF ITS MANDATE IN PURCHASING SUCH SECURITY AND HAD FAILED TO PROVIDE APPROPRIATE PERIODIC INFORMATION REGARDING THE

OMB Number   3038-0072

NFA ID   0247694   BNP PARIBAS

Submitted By   BREWERH3   HILDA BREWER

INVESTMENT. BNPP WAS FOUND TO HAVE VIOLATED
PERIODIC INFORMATION REPORTING REQUIREMENT ON
RETURNS ON INVESTMENT THROUGH STANDARD REPORTS,
FAILED TO MAKE ADEQUATE DISCLOSURE TO CLIENTS AT THE
TIME OF SALE AND FAILED TO INCLUDE APPROPRIATE
INFORMATION RELATING TO THE NON-CAPITAL GUARANTEE
FEATURE OF THE BOND, AND FINED EUR 5,000 FOR EACH
OFFENCE.

Matter Name   ƒ{   NOVEMBER 2011 FRENCH AMF CASE

Matter Details   ON NOVEMBER 24, 2011, THE AMF ISSUED A WARNING NOTICE
AND IMPOSED A EUR 500,000 FINE ON BNPP. ALONG WITH
SEVERAL OTHER PARTIES, BNPP WAS SANCTIONED FOR
FAILING TO PROPERLY FOLLOW REGULATORY RULES WHILE
TESTING INVESTOR INTEREST AHEAD OF BOND OFFERINGS
BY SCHNEIDER ELECTRIC AND COMPAGNIE DE SAINT-GOBAIN
(¡§SAINT-GOBAIN¡¨) ON JANUARY 7 AND 14, 2009,
RESPECTIVELY. BNPP WAS FOUND TO HAVE VIOLATED
FRENCH MONETARY CODE AND AMF RULES PROVISIONS ON
MAINTAINING THE CONFIDENTIALITY OF PRICE-SENSITIVE
INFORMATION, MARKET-SOUNDING PROCEDURES AND, IN
RELATION WITH THE SAINT-GOBAIN BOND OFFERING,
INCLUSION OF THE BONDS ON SURVEILLANCE AND NO-TRADE
LISTS. THE DECISION WAS APPEALED TO THE CONSEIL
D¡¦ETAT ON MAY 16, 2012 (APPELLATE NUMBER: 359.477) AND
THE MATTER IS STILL PENDING

Financial Disclosures

Matter Name   PICARD V. BNP PARIBAS S.A., ET AL

Matter Details   BNP PARIBAS S.A. AND SEVERAL OF ITS SUBSIDIARIES
(COLLECTIVELY, "BNPP"), ARE DEFENDANTS IN AN
ADVERSARY PROCEEDING PENDING IN THE UNITED STATES
BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW
YORK (ADVERSARY PROCEEDING NUMBER: 12-01576). THIS
ACTION WAS COMMENCED BY THE TRUSTEE APPOINTED FOR
THE LIQUIDATION OF BERNARD L. MADOFF INVESTMENT
SECURITIES LLC ("BLMIS"), ON MAY 4, 2012. THE ACTION IS
SIMILAR TO THOSE BROUGHT BY THE BLMIS TRUSTEE

OMB Number   3038-0072
NFA ID   0247694   BNP PARIBAS
Submitted By   BREWERH3   HILDA BREWER

AGAINST NUMEROUS INSTITUTIONS, AND SEEKS RECOVERY
OF AMOUNTS ALLEGEDLY RECEIVED BY BNPP INDIRECTLY
THROUGH BLMIS-RELATED "FEEDER FUNDS" IN WHICH BNPP
ENTITIES HELD INTERESTS. IN THESE ACTIONS THE BLMIS
TRUSTEE CLAIMS THAT THE AMOUNTS WHICH BNPP
RECEIVED ARE AVOIDABLE AND RECOVERABLE UNDER THE
U.S. BANKRUPTCY CODE AND NEW YORK DEBTOR &
CREDITOR LAW. BNPP HAS SUBSTANTIAL AND CREDIBLE
DEFENSES TO THIS ACTION AND IS DEFENDING AGAINST IT
VIGOROUSLY.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

NON-U.S. REGULATOR INFORMATION UPDATED

NON-U.S. REGULATOR(S) DURING THE PAST FIVE YEARS:	(ASIC);(AMLO);(APA);BAFIN FEDERAL FINANCIAL SUPERVISORY AUTHORITY;BAHRAIN MONETARY AUTHORITY;BANCO DE ESPANA (BANK OF SPAIN);BANCO DE PORTUGAL / COMISSAO MERCADOS E VALORES MOBILARIOS;(BSP);(BNM);BANK OF ITAY;BANK OF JAPAN;(BOT);BANKS SUPERINTENDANCE OF PANAMA / NATIONAL SECURITIES COMMISSION; (BCL);BULGARIAN NATIONAL BANK;(CIMA);CENTRAL BANK OF GREECE; (CBK);CENTRAL BANK OF QATAR;CENTRAL BANK OF UNITED ARAB EMIRATES;CETNRAL BANK / UNIDAD DE INFORMACION FINANCIERA;(CBRC); (CNMV);COMMISSION BANCAIRE (FRANCE);(CSSF);(DNB); DEUTSCHE BUNDESBANK;(DGS);FRB/FED);(FSA-UK); (FSA-JAPAN);(FSC); (FSS);FINANCIÈRE ET DES ASSURANCES; (HKMA);(IFSRA);(JSDA);JERSEY FINANCIAL SERVICES COMMISSION; KREDITTILSYNET;(LAUBAN FSA);NARODOWY BANK POLSKI;NORGES BANK;POLISH FINANCIAL SUPERVISION AUTHORITY; (RBI); (SAMA);(SFC - HK);(SEBI);(SFB - TAIWAN);(SC);STATE BANK OF VIETNAM;THE BANK OF ISRAEL;(MAS); (PBC);US DEPARTMENT OF TREASURY
FILED BY:	BREWERH3
FILED ON:	12/5/2012 9:13:25 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the an wer and the information provided in the update are true, complete and accurate and that in light of the circum tance under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material re pect; certification that the per on who electronically file the update on behalf of the applicant, regi trant or pon or i authorized by the applicant, regi trant or pon or to file the update on behalf of the applicant, regi trant or pon or and to make all required certification and acknowledgement ; and acknowledgement that the applicant, regi trant or pon or i   ubject to the impo ition of criminal penaltie under Section 9(a) of the Act and 18 U.S.C. §1001 for any fal e tatement or omi ion made in the update.

National Futures Association

Business Locations (3R)   Page 1

Filed	December 13, 2012	**OMB Number**	3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	HILDA BREWER	**User ID**	BREWERH3

Business Information

Business Address	16 BOULEVARD DES ITALIENS PARIS 75009 FRANCE
Phone Number	+ (33) (0) 1 42 98 12 34
Fax Number	Not provided.
E-mail Address	Not provided.

Filed   December 13, 2012   **OMB Number**   3038-0072

Registrant   BNP PARIBAS   **NFA ID**   0247694

Submitted By   HILDA BREWER   **User ID**   BREWERH3

Location of Business Records

Business Records Address

16 BOULEVARD DES ITALIENS
PARIS 9EME
FRANCE

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	December 13, 2012	**OMB Number**	3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	HILDA BREWER	**User ID**	BREWERH3

Contact Information

Registration Contact

HILDA BREWER
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 5164
Fax: 201 850 4006
E-mail: HILDA.BREWER@US.BNPPARIBAS.COM

Membership Contact

BRUNO D'ILLIERS
525 WASHINGTON BOULEVARD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 212 841 2890
E-mail: BRUNO.DILLIERS@US.BNPPARIBAS.COM

Accounting Contact

PHIROZE RAO
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 6679
E-mail: PHIROZE.RAO@US.BNPPARIBAS.COM

Filed	December 13, 2012	**OMB Number**	3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	HILDA BREWER	**User ID**	BREWERH3

Arbitration Contact

BETTY WHELCHEL
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 3245
E-mail: BETTY.WHELCHEL@US.BNPPARIBAS.COM

Compliance Contact

STEPHEN STROMBELLINE
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 2657
E-mail: STEPHEN.STROMBELLINE@US.BNPPARIBAS.COM

Enforcement/Compliance Communication Contact

THOMAS DISPALDO
DIRECTOR
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 2477
Fax: 610 491 1806
E-mail: BNP_REG_INQUIRIES@US.BNPPARIBAS.COM

Filed	December 13, 2012	**OMB Number**	3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	HILDA BREWER	**User ID**	BREWERH3

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

CHIEF COMPLIANCE OFFICER CONTACT INFORMATION DELETED

FIRST NAME:	JEAN
LAST NAME:	CLAMON
TITLE:	
STREET ADDRESS 1:	3 RUE D ANTIN 75002 PARIS 02
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	PARIS
STATE:	
PROVINCE:	
COUNTRY:	FRANCE
ZIP CODE:	75002
PHONE NUMBER:	+33(0)1 42 98 63 00
FAX NUMBER:	
E MAIL ADDRESS:	JEAN.CLAMON@BNPPARIBAS.COM
FILED BY:	BREWERH3
FILED ON:	12/13/2012 9:16:52 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Business Locations (3R)   Page   1

Filed	June 30, 2014	**OMB Number**	3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Business Information

Business Address   16 BOULEVARD DES ITALIENS
PARIS 75009
FRANCE

Phone Number   + (33) (0) 1 42 98 12 34

Fax Number   Not provided.

E-mail Address   Not provided.

Filed	June 30, 2014	**OMB Number**	3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Location of Business Records

Business Records Address

16 BOULEVARD DES ITALIENS
PARIS 9EME
FRANCE

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	June 30, 2014	**OMB Number**	3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Contact Information

Registration Contact

HILDA BREWER
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 5164
Fax: 201 850 4006
E-mail: HILDA.BREWER@US.BNPPARIBAS.COM

Membership Contact

BRUNO D'ILLIERS
525 WASHINGTON BOULEVARD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 212 841 2890
E-mail: BRUNO.DILLIERS@US.BNPPARIBAS.COM

Accounting Contact

PHIROZE RAO
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 6679
E-mail: PHIROZE.RAO@US.BNPPARIBAS.COM

Filed	June 30, 2014	**OMB Number**	3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Arbitration Contact

BETTY WHELCHEL
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 3245
E-mail: BETTY.WHELCHEL@US.BNPPARIBAS.COM

Compliance Contact

MICHAEL EVANS
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 6313
E-mail: MIKE.EVANS@US.BNPPARIBAS.COM

Enforcement/Compliance Communication Contact

JOHN ROTONDI
DIRECTOR
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 8062
E-mail: BNP_REG_INQUIRIES@US.BNPPARIBAS.COM

National Futures Association

Filed	June 30, 2014	**OMB Number**	3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM CRIMINAL DISCLOSURE QUESTION A CHANGED

QUESTION: **Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?**

ANSWER: YES

FILED BY: RUFFINL2

FILED ON: 7/15/2014 1:36:51 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	CRIMINAL DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	RUFFINL2
FILED ON:	7/15/2014 1:36:52 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: JUNE 30 2014 DISCLOSURE

MATTER DETAIL: ON JUNE 30, 2014, THE U.S. DEPARTMENT OF JUSTICE (THE "DEPARTMENT OF JUSTICE") AND THE OFFICE OF THE U.S. ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK (THE "SDNY", AND TOGETHER WITH THE DEPARTMENT OF JUSTICE, THE "DOJ") FILED A NOTICE OF INTENT TO FILE A ONE-COUNT CRIMINAL INFORMATION IN THE DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (THE "DISTRICT COURT"), AND THE NEW YORK COUNTY DISTRICT ATTORNEY'S OFFICE ("DANY") FILED A TWO-COUNT CRIMINAL INFORMATION IN THE SUPREME COURT OF THE STATE OF NEW YORK, COUNTY OF NEW YORK (THE "SUPREME COURT"), AGAINST BNP PARIBAS S.A. ("BNPP"). THE DISTRICT COURT CASE IS CAPTIONED UNITED STATES OF AMERICA V. BNP PARIBAS S.A. AND THE SUPREME COURT CASE IS CAPTIONED THE PEOPLE OF THE STATE OF NEW YORK AGAINST BNP PARIBAS S.A. THE DOJ'S INFORMATION, WHICH WAS FILED ON JULY 9, 2014, CHARGED BNPP WITH CONSPIRACY TO COMMIT VIOLATIONS (18 U.S.C. § 371) OF THE INTERNATIONAL EMERGENCY ECONOMIC POWERS ACT (50 U.S.C. § 1701 ET SEQ.) AND THE TRADING WITH THE ENEMY ACT (50 U.S.C. APPX § 1 ET SEQ.), AND REGULATIONS ISSUED THEREUNDER. DANY'S INFORMATION CHARGED BNPP WITH THE CRIME OF FALSIFYING BUSINESS RECORDS IN THE FIRST DEGREE (PENAL LAW §175.10) AND CONSPIRACY IN THE FIFTH DEGREE (PENAL LAW § 105.05(1)). BNPP AGREED TO RESOLVE THE ACTIONS BROUGHT BY DANY AND THE DOJ THROUGH PLEA AGREEMENTS DATED JUNE 30, 2014 (THE "PLEA AGREEMENTS"). THE PLEA AGREEMENTS REQUIRED BNPP TO PLEAD GUILTY TO THE CHARGES SET OUT IN THE RESPECTIVE INFORMATIONS AND TO PAY OVER $6.2 BILLION TO THE U.S. AND NEW YORK STATE GOVERNMENTS. ON JUNE 30, 2014, BNPP ENTERED A GUILTY PLEA IN THE SUPREME COURT TO THE CHARGES BROUGHT BY DANY AND ON JULY 9, 2014, BNPP ENTERED A GUILTY PLEA IN THE DISTRICT COURT TO THE CHARGES BROUGHT BY THE DOJ. THE PLEA AGREEMENTS ALSO REQUIRED BNPP TO LAWFULLY UNDERTAKE CERTAIN REMEDIAL ACTIONS TO ADDRESS THE CONDUCT DESCRIBED IN THE PLEA AGREEMENTS AND THE ATTACHMENTS THERETO (THE "CONDUCT"). THE PLEA AGREEMENTS WERE PART OF A SET OF AGREEMENTS RELATED TO THE CONDUCT WITH U.S. AND FRENCH AUTHORITIES, WHICH ALSO INCLUDED THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM, THE FRENCH AUTORITÉ DE CONTRÔLE PRUDENTIEL ET DE RÉSOLUTION, THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES AND THE UNITED STATES DEPARTMENT OF THE TREASURY'S OFFICE OF FOREIGN ASSETS CONTROL. IN THE AGGREGATE, THE PLEA AGREEMENTS AND REGULATORY SETTLEMENTS REQUIRED BNPP TO PAY OVER $8.97 BILLION.

FILED BY: RUFFINL2

FILED ON: 7/15/2014 1:45:12 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY DISCLOSURE QUESTION G CHANGED

QUESTION: Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or **self-regulatory organization** (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the **financial services industry**?

ANSWER: YES

FILED BY: RUFFINL2

FILED ON: 7/15/2014 1:48:27 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	RUFFINL2
FILED ON:	7/15/2014 1:48:27 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: JUNE 30 2014 DISCLOSURE

MATTER DETAIL: ON JUNE 30, 2014, BNP PARIBAS S.A. ("BNPP") ENTERED INTO A REGULATORY SETTLEMENT WITH THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES (THE "DFS"). THE DFS ORDER INCLUDED SEVERAL FINDINGS OF VIOLATIONS OF NEW YORK STATE BANKING LAW AND REGULATIONS, AMONG WHICH: •NEW YORK BANKING LAW § 672.1 (FALSE ENTRIES AND OMISSIONS OF TRUE ENTRIES IN BOOKS, REPORTS AND STATEMENTS PARTICULARLY PERTAINING TO THE U.S. DOLLAR CLEARING BUSINESS OF BNPP AT ITS NEW YORK BRANCH); AND •DFS REGULATION 3 NYCRR § 300.1 (FAILURE TO REPORT IMMEDIATELY UPON THE DISCOVERY OF FRAUD, DISHONESTY, MAKING OF FALSE ENTRIES AND OMISSION OF TRUE ENTRIES, AND OTHER MISCONDUCT IN WHICH ANY BNP PARIBAS EMPLOYEE WAS INVOLVED). THE DFS ORDER REQUIRED BNPP TO PAY $2.2434 BILLION TO THE DFS AND TAKE STEPS TO IMPLEMENT A ONE YEAR LONG SUSPENSION, FROM JANUARY 1, 2015 TO DECEMBER 31, 2015, OF CERTAIN U.S. DOLLAR CLEARING SERVICES THROUGH ITS NEW YORK BRANCH (THE "SUSPENSION"). BNPP IS ALSO PROHIBITED, FOR A PERIOD OF 24 MONTHS FROM THE DATE OF THE DFS ORDER, FROM U.S. DOLLAR CLEARING AS A CORRESPONDENT BANK FOR UNAFFILIATED THIRD PARTY BANKS IN NEW YORK AND LONDON. BNPP MUST NOT CIRCUMVENT THE SUSPENSION IN ANY WAY. BNPP'S SETTLEMENT WITH THE DFS WAS A PART OF A SET OF AGREEMENTS BETWEEN BNPP AND U.S. AND FRENCH AUTHORITIES, WHICH ALSO INCLUDED THE U.S. DEPARTMENT OF JUSTICE, THE OFFICE OF THE U.S. ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK, THE NEW YORK COUNTY DISTRICT ATTORNEY'S OFFICE, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM, THE FRENCH AUTORITÉ DE CONTRÔLE PRUDENTIEL ET DE RÉSOLUTION AND THE UNITED STATES DEPARTMENT OF THE TREASURY'S OFFICE OF FOREIGN ASSETS CONTROL. IN THE AGGREGATE, THESE AGREEMENTS REQUIRED BNPP TO PAY OVER $8.97 BILLION.

FILED BY: RUFFINL2

FILED ON: 7/15/2014 1:52:19 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section

9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	JULY 24 2014 DISCLOSURE
MATTER DETAIL:	IN APRIL 2005, BNPP SUFFERED LOSSES ON DEFAULTED PROMISSORY NOTES OF APPROXIMATELY $80MM. BNPP PURCHASED THOSE NOTES AS PART OF ITS TRADE FINANCE BUSINESS SUPPORTING US AGRICULTURAL EXPORTS TO MEXICO. THE US DEPARTMENT OF AGRICULTURE ("USDA") GUARANTEED PAYMENT OF THOSE NOTES UNDER THE SUPPLIER CREDIT GUARANTEE PROGRAM ("SCGP"). BY THE END OF 2005, THE USDA REPAID BNPP $80MM PURSUANT TO THE GUARANTEES. IN OCTOBER 2011, THE CIVIL DIVISION OF THE U.S. DEPARTMENT OF JUSTICE ("DOJ") BROUGHT A CIVIL LAWSUIT (NOT A REGULATORY OR CRIMINAL MATTER) AGAINST BNP PARIBAS, BNP PARIBAS NORTH AMERICA, INC., AND BNP PARIBAS HOUSTON AGENCY SEEKING MONETARY DAMAGES ASSOCIATED WITH THE DEFAULTS. THE DOJ ALLEGED VIOLATIONS OF THE FALSE CLAIMS ACT, AS WELL AS TWO COMMON LAW CLAIMS, UNJUST ENRICHMENT AND PAYMENT BY MISTAKE, ASSOCIATED WITH THE USDA'S PAYMENT OF THE GUARANTEES. ON JULY 8, 2014, BNPP SUBMITTED A FORMAL "OFFER OF JUDGMENT" TO THE DOJ OF $80MM TO SETTLE ALL CLAIMS IN THE CCC CASE. ON JULY 22ND, THE DOJ ACCEPTED BNPP'S OFFER AND THE PARTIES SUBMITTED A PROPOSED FINAL JUDGMENT TO THE COURT, WHICH WAS ENTERED ON JULY 24TH. IN THE LAWSUIT, NO FINE WAS IMPOSED ON BNPP, AND THE COURT MADE NO FINDINGS OF WRONGDOING BY BNPP.
FILED BY:	RUFFINL2
FILED ON:	8/22/2014 3:38:44 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM CRIMINAL DISCLOSURE QUESTION B CHANGED

QUESTION: **Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves:**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or

- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or

- any transaction in or advice concerning futures, options, leverage transactions or securities?

ANSWER: YES

FILED BY: RUFFINL2

FILED ON: 9/19/2014 3:12:57 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	CRIMINAL DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	RUFFINL2
FILED ON:	9/19/2014 3:12:58 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY DISCLOSURE QUESTION H CHANGED

QUESTION: **Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?**

ANSWER: YES

FILED BY: RUFFINL2

FILED ON: 9/19/2014 3:13:34 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	RUFFINL2
FILED ON:	9/19/2014 3:13:35 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

Filed	March 17, 2015	**OMB Number**	3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Business Information

Business Address	16 BOULEVARD DES ITALIENS PARIS 75009 FRANCE
Phone Number	+ (33) (0) 1 42 98 12 34
Fax Number	Not provided.
E-mail Address	Not provided.

Filed   March 17, 2015   **OMB Number**   3038-0072

Registrant   BNP PARIBAS   **NFA ID**   0247694

Submitted By   LANCE RUFFIN   **User ID**   RUFFINL2

Location of Business Records

Business Records Address

16 BOULEVARD DES ITALIENS
PARIS 9EME
FRANCE

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed   March 17, 2015   **OMB Number** 3038-0072

Registrant   BNP PARIBAS   **NFA ID**   0247694

Submitted By LANCE RUFFIN   **User ID**   RUFFINL2

Contact Information

Registration Contact

HILDA BREWER
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 5164
Fax: 201 850 4006
E-mail: HILDA.BREWER@US.BNPPARIBAS.COM

Membership Contact

BRUNO D'ILLIERS
525 WASHINGTON BOULEVARD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 212 841 2890
E-mail: BRUNO.DILLIERS@US.BNPPARIBAS.COM

Accounting Contact

PHIROZE RAO
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 6679
E-mail: PHIROZE.RAO@US.BNPPARIBAS.COM

Arbitration Contact

BETTY WHELCHEL
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 3245
E-mail: BETTY.WHELCHEL@US.BNPPARIBAS.COM

Compliance Contact

MICHAEL EVANS
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 6313
E-mail: DL.DLUSREGISTRATIONSGROUP@US.BNPPARIBAS.COM

Enforcement/Compliance Communication Contact

EILEEN ISOLA
DIRECTOR
787 SEVENTH AVE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-841-2954
E-mail: EILEEN.ISOLA@US.BNPPARIBAS.COM

Filed	March 17, 2015	**OMB Number**	3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Enforcement/Compliance Communication Contact

JOHN ROTONDI
DIRECTOR
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 8062
E-mail: BNP_REG_INQUIRIES@US.BNPPARIBAS.COM

Enforcement/Compliance Communication Contact

LANCE RUFFIN
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201-850-6979
E-mail: LANCE.RUFFIN@US.BNPPARIBAS.COM

Filed   March 17, 2015   **OMB Number**   3038-0072

Registrant   BNP PARIBAS   **NFA ID**   0247694

Submitted By   LANCE RUFFIN   **User ID**   RUFFINL2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: JUNE 30 2014 DISCLOSURE (UPDATE)

MATTER DETAIL: ON APRIL 15, 2015, BNPP WAS SENTENCED BY THE SUPREME COURT TO A THREE-YEAR CONDITIONAL DISCHARGE, IN LINE WITH THE PLEA AGREEMENT, REQUIRING BNPP TO IMPLEMENT COMPLIANCE PROCEDURES AND TRAINING, AMONG OTHER THINGS. ON MAY 1, 2015, THE DISTRICT COURT ENTERED A FINAL JUDGMENT OF CONVICTION AGAINST BNPP, WHILE REQUIRING REMEDIES THAT ARE MATERIALLY THE SAME AS THOSE SET FORTH IN THE DOJ PLEA AGREEMENT, INCLUDING A TERM OF PROBATION OF FIVE YEARS AND AN OBLIGATION OF CONTINUED COOPERATION.

FILED BY: RUFFINL2

FILED ON: 7/9/2015 12:53:30 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Business Locations (3R)   Page   1

Filed   January 26, 2016   **OMB Numbers**   3038-0023 and 3038-0072

Registrant   BNP PARIBAS   **NFA ID**   0247694

Submitted By   LANCE RUFFIN   **User ID**   RUFFINL2

Business Information

Business Address	16 BOULEVARD DES ITALIENS PARIS 75009 FRANCE
Phone Number	+ (33) (0) 1 42 98 12 34
Fax Number	Not provided.
E-mail Address	Not provided.

National Futures Association

Filed   January 26, 2016   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   BNP PARIBAS   **NFA ID**   0247694

Submitted By   LANCE RUFFIN   **User ID**   RUFFINL2

Location of Business Records

Business Records Address

16 BOULEVARD DES ITALIENS
PARIS 9EME
FRANCE

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	January 26, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Contact Information

Registration Contact

HILDA BREWER
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 5164
Fax: 201 850 4006
E-mail: HILDA.BREWER@US.BNPPARIBAS.COM

Membership Contact

BRUNO D'ILLIERS
525 WASHINGTON BOULEVARD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 212 841 2890
E-mail: BRUNO.DILLIERS@US.BNPPARIBAS.COM

Accounting Contact

PHIROZE RAO
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 6679
E-mail: PHIROZE.RAO@US.BNPPARIBAS.COM

National Futures Association

Business Locations (3R)   Page 4

Filed   January 26, 2016   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   BNP PARIBAS   **NFA ID**   0247694
Submitted By   LANCE RUFFIN   **User ID**   RUFFINL2

Arbitration Contact

BETTY WHELCHEL
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 3245
E-mail: BETTY.WHELCHEL@US.BNPPARIBAS.COM

Compliance Contact

ANNIE HSU
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 3979
E-mail: DL.DLUSREGISTRATIONSGROUP@US.BNPPARIBAS.COM

Enforcement/Compliance Communication Contact

JOHN ROTONDI
DIRECTOR
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 8062
E-mail: BNP_REG_INQUIRIES@US.BNPPARIBAS.COM

Filed	January 26, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Enforcement/Compliance Communication Contact

LANCE RUFFIN
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201-850-6979
E-mail: LANCE.RUFFIN@US.BNPPARIBAS.COM

Filed	January 26, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	EILEEN
LAST NAME:	ISOLA
TITLE:	DIRECTOR
STREET ADDRESS 1:	787 SEVENTH AVE
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10019
PHONE NUMBER:	212-841-2954
FAX NUMBER:	
E MAIL ADDRESS:	EILEEN.ISOLA@US.BNPPARIBAS.COM
FILED BY:	RUFFINL2
FILED ON:	1/26/2016 1:42:10 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Business Locations (3R)

Filed	January 27, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Business Information

Business Address	16 BOULEVARD DES ITALIENS PARIS 75009 FRANCE
Phone Number	+ (33) (0) 1 42 98 12 34
Fax Number	Not provided.
E-mail Address	Not provided.

Filed	January 27, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Location of Business Records

Business Records Address

16 BOULEVARD DES ITALIENS
PARIS 9EME
FRANCE

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	January 27, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Contact Information

Registration Contact

HILDA BREWER
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 5164
Fax: 201 850 4006
E-mail: HILDA.BREWER@US.BNPPARIBAS.COM

Membership Contact

BRUNO D'ILLIERS
525 WASHINGTON BOULEVARD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 212 841 2890
E-mail: BRUNO.DILLIERS@US.BNPPARIBAS.COM

Accounting Contact

PHIROZE RAO
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 6679
E-mail: PHIROZE.RAO@US.BNPPARIBAS.COM

Filed	January 27, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Arbitration Contact

BETTY WHELCHEL
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 3245
E-mail: BETTY.WHELCHEL@US.BNPPARIBAS.COM

Compliance Contact

ANNIE HSU
51 W 52ND STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 3979
E-mail: DL.DLUSREGISTRATIONSGROUP@US.BNPPARIBAS.COM

Enforcement/Compliance Communication Contact

JOHN ROTONDI
DIRECTOR
51 W 52ND STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 8062
E-mail: BNP_REG_INQUIRIES@US.BNPPARIBAS.COM

Filed   January 27, 2016   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   BNP PARIBAS   **NFA ID**   0247694

Submitted By LANCE RUFFIN   **User ID**   RUFFINL2

Enforcement/Compliance Communication Contact

LANCE RUFFIN
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201-850-6979
E-mail: LANCE.RUFFIN@US.BNPPARIBAS.COM

Filed   January 27, 2016   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   BNP PARIBAS   **NFA ID**   0247694

Submitted By   LANCE RUFFIN   **User ID**   RUFFINL2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM NAME CHANGED

NAME: BNP PARIBAS SA

FILED BY: BREWERH3

FILED ON: 4/12/2016 7:04:40 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the an wer and the information provided in the update are true, complete and accurate and that in light of the circum tance under which the applicant, regi trant or pon or ha given them, the an wer and tatement in the update are not mi leading in any material re pect; certification that the per on who electronically file the update on behalf of the applicant, regi trant or pon or i authorized by the applicant, regi trant or pon or to file the update on behalf of the applicant, regi trant or pon or and to make all required certification and acknowledgement ; and acknowledgement that the applicant, regi trant or pon or i   ubject to the impo ition of criminal penaltie under Section 9(a) of the Act and 18 U.S.C. §1001 for any fal e tatement or omi ion made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY DISCLOSURE QUESTION H CHANGED

QUESTION: **Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?**

ANSWER: NO

FILED BY: BREWERH3

FILED ON: 10/13/2016 10:37:42 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	BREWERH3
FILED ON:	10/13/2016 10:37:42 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Business Locations (3R)   Page 1

Filed	January 12, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS SA	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Business Information

Business Address	16 BOULEVARD DES ITALIENS PARIS 75009 FRANCE
Phone Number	+ (33) (0) 1 42 98 12 34
Fax Number	Not provided.
E-mail Address	Not provided.

Filed	January 12, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS SA	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Location of Business Records

Business Records Address

16 BOULEVARD DES ITALIENS
PARIS 9EME
FRANCE

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	January 12, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS SA	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Contact Information

Registration Contact

HILDA BREWER
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 5164
E-mail: HILDA.BREWER@US.BNPPARIBAS.COM

Membership Contact

BRUNO D'ILLIERS
525 WASHINGTON BOULEVARD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 212 841 2890
E-mail: BRUNO.DILLIERS@US.BNPPARIBAS.COM

Accounting Contact

PHIROZE RAO
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 6679
E-mail: PHIROZE.RAO@US.BNPPARIBAS.COM

Filed	January 12, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS SA	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Arbitration Contact

ANDREW ALTER
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 2336
E-mail: ANDREW.ALTER@US.BNPPARIBAS.COM

Compliance Contact

BO HONG
51 W 52ND STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212 340 6007
E-mail: BO.HONG@US.BNPPARIBAS.COM

Enforcement/Compliance Communication Contact

LANCE RUFFIN
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201-850-6979
E-mail: LANCE.RUFFIN@US.BNPPARIBAS.COM

Filed	January 12, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS SA	**NFA ID**	0247694
Submitted By	LANCE RUFFIN	**User ID**	RUFFINL2

Enforcement/Compliance Communication Contact

HOWARD WYNN
MANAGING DIRECTOR
51 W 52ND STREET
36 FL
NEW YORK, NY 10019
UNITED STATES
Phone: 212 340 5450
E-mail: HOWARD.WYNN@US.BNPPARIBAS.COM

Filed   January 12, 2017   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   BNP PARIBAS SA   **NFA ID**   0247694

Submitted By   LANCE RUFFIN   **User ID**   RUFFINL2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	JOHN
LAST NAME:	ROTONDI
TITLE:	DIRECTOR
STREET ADDRESS 1:	51 W 52ND STREET
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10019
PHONE NUMBER:	212 841 8062
FAX NUMBER:	
E MAIL ADDRESS:	BNP REG INQUIRIES@US.BNPPARIBAS.COM
FILED BY:	RUFFINL2
FILED ON:	1/12/2017 10:02:57 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

HOLDING COMPANY DELETED FOR ID 0452095

NFA ID:	0452095 SOCIETE FEDERALE DE PARTICIPATIONS ET DINVESTISSEMENTS SFPI
10% OR MORE INTEREST:	YES
FILED BY:	RUFFINL2
FILED ON:	6/13/2017 12:13:57 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	RUFFINL2
FILED ON:	6/19/2017 2:15:09 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	RUFFINL2
FILED ON:	6/19/2017 1:26:00 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES FX TRADING SETTLEMENT

MATTER DETAIL: ON MAY 24, 2017, BNP PARIBAS AND ITS NEW YORK BRANCH ("BNPP") AND THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES ("DFS") ENTERED INTO A CONSENT ORDER (THE "ORDER") TO SETTLE DFS' INVESTIGATIONS INTO ALLEGED VIOLATIONS OF NEW YORK BANKING LAW (THE "BANKING LAW") ARISING OUT OF CONDUCT IN BNPP'S FOREIGN EXCHANGE ("FX") TRADING BUSINESS DURING THE 2007-2013 PERIOD. THE ORDER IS CAPTIONED IN THE MATTER OF BNP PARIBAS S.A. AND BNP PARIBAS S.A., NEW YORK BRANCH. THE ORDER FINDS THAT BNPP VIOLATED BANKING LAW §§ 10, 44 AND 44 A BY CONDUCTING BUSINESS IN AN UNSAFE AND UNSOUND MANNER, BANKING LAW § 200 C BY FAILING TO MAINTAIN AND MAKE AVAILABLE TRUE AND ACCURATE BOOKS, ACCOUNTS, AND RECORDS REFLECTING ALL TRANSACTIONS AND ACTIONS AND § 300.1 OF NEW YORK CODES, RULES AND REGULATIONS BY FAILING TO SUBMIT A REPORT TO THE SUPERINTENDENT IMMEDIATELY UPON DISCOVERING FRAUD, DISHONESTY, MAKING OF FALSE ENTRIES OR OMISSION OF TRUE ENTRIES, OR OTHER MISCONDUCT. BNP PARIBAS S.A. AND ITS NEW YORK BRANCH CONSENTED TO THE ENTRY OF A CONSENT ORDER UNDER BANKING LAW §§ 39, 44 AND 44 A BY THE DFS. AS PER THE ORDER, BNPP WAS REQUIRED TO PAY A CIVIL MONETARY PENALTY OF $350 MILLION, WHICH WAS PAID ON JUNE 1, 2017. THE ORDER ALSO REQUIRES BNPP TO SUBMIT WRITTEN PROPOSALS FOR APPROVAL BY THE DFS COVERING ITS SENIOR MANAGEMENT OVERSIGHT, INTERNAL CONTROLS AND COMPLIANCE PROGRAM, COMPLIANCE RISK MANAGEMENT PROGRAM, AND INTERNAL AUDIT PROGRAM REGARDING BNPP'S FX TRADING BUSINESS AND RELATED SALES ACTIVITIES. THE ORDER REQUIRES BNPP TO AGREE TO NOT RE EMPLOY IN THE FUTURE CERTAIN EMPLOYEES WHO WERE INVOLVED IN THE MISCONDUCT AND SUBSEQUENTLY RESIGNED OR WERE TERMINATED.

FILED BY: RUFFINL2

FILED ON: 6/19/2017 2:16:07 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section

9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy
© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	RUFFINL2
FILED ON:	6/26/2017 12:55:35 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: 2017 ADMINISTRATIVE SANCTION OF THE FRENCH BANKING SUPERVISORY
AUTHORITY

MATTER DETAIL: ON MAY 30, 2017, AN ADMINISTRATIVE SANCTION (EUR 10,000,000 FINE AND A
REPRIMAND) HAS BEEN ISSUED BY THE FRENCH BANKING SUPERVISORY
AUTHORITY, THE AUTORITÉ DE CONTRÔLE PRUDENTIEL ET DE RÉSOLUTION
(ACPR) AGAINST BNP PARIBAS, FOLLOWING ONSITE INSPECTION (MISSION DE
CONTRÔLE) WITH REGARD TO BNP PARIBAS ORGANIZATION OF SUSPICIOUS
ACTIVITY REPORT (SAR) IN FRANCE. THIS ORGANIZATION WAS FOUND NOT
FULLY COMPLIANT WITH FRENCH LAW APPLICABLE TO THE SAR REPORTING
OBLIGATIONS DURING THE PERIOD UNDER REVIEW (JUNE 2012 THROUGH MID
2015), REGARDING : (I) THE ORGANIZATION, PROCEDURES AND ALLOCATION
OF RESOURCES WITH RESPECT TO THE SAR REPORTING OBLIGATIONS; (II) THE
DETECTION TOOLS OF UNUSUAL OR SUSPICIOUS TRANSACTIONS; (III) THE
TIMING TO ADDRESS SAR TO TRACFIN (FRENCH FINANCIAL INTELLIGENCE
UNIT).

FILED BY: RUFFINL2

FILED ON: 6/26/2017 12:56:04 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM FX TRADING SETTLEMENT

MATTER DETAIL: ON JULY 17, 2017, BNP PARIBAS S.A., BNP PARIBAS USA, INC. AND BNP PARIBAS SECURITIES CORP. (TOGETHER, "BNPP") CONSENTED TO THE ENTRY OF AN ORDER TO CEASE AND DESIST AND ORDER OF ASSESSMENT OF A CIVIL MONEY PENALTY ISSUED UPON CONSENT PURSUANT TO THE FEDERAL DEPOSIT INSURANCE ACT, AS AMENDED (THE "CONSENT ORDER"), BY THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (THE "FEDERAL RESERVE") RELATING TO BNPP'S COVERED FX ACTIVITIES FROM JUNE 2007 THROUGH OCTOBER 2013. SPECIFICALLY, THE FEDERAL RESERVE FOUND THAT BNPP LACKED ADEQUATE GOVERNANCE, RISK MANAGEMENT, COMPLIANCE AND AUDIT POLICIES AND PROCEDURES TO ENSURE THAT THE FIRM'S COVERED FX ACTIVITIES COMPLIED WITH SAFE AND SOUND BANKING PRACTICES, APPLICABLE U.S. LAWS AND REGULATIONS, INCLUDING POLICIES AND PROCEDURES TO PREVENT POTENTIAL VIOLATIONS OF THE U.S. COMMODITIES, ANTITRUST AND CRIMINAL FRAUD LAWS, AND APPLICABLE INTERNAL POLICIES. AS PER THE CONSENT ORDER, BNPP IS REQUIRED (I) TO PAY A CIVIL MONETARY PENALTY OF $246,375,000, (II) TO SUBMIT WRITTEN PROPOSALS FOR APPROVAL BY THE FEDERAL RESERVE BANK OF NEW YORK COVERING BNPP'S INTERNAL CONTROLS AND COMPLIANCE PROGRAM, COMPLIANCE RISK MANAGEMENT PROGRAM, AND INTERNAL AUDIT PROGRAM REGARDING THE COVERED FX ACTIVITIES AND OTHER FX TRADING AND RELATED SALES ACTIVITIES; AND (III) NOT TO RE EMPLOY IN THE FUTURE CERTAIN EMPLOYEES WHO WERE INVOLVED IN THE MISCONDUCT AND SUBSEQUENTLY RESIGNED OR WERE TERMINATED.

FILED BY: RUFFINL2

FILED ON: 7/28/2017 11:34:46 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: ACCORD DE COMPOSITION ADMINISTRATIVE WITH THE FRENCH AUTORITÉ DES MARCHÉS FINANCIERS ("AMF)

MATTER DETAIL: PURSUANT TO A REVIEW THAT HAD COMMENCED IN DECEMBER 2015, THE AMF FOUND CERTAIN DEFAULTS IN THE COMPLIANCE CONTROL SYSTEMS OF THE "FIXED INCOME-DEBT CAPITAL MARKETS" ACTIVITIES CARRIED OUT BY BNP PARIBAS' LONDON BRANCH. SPECIFICALLY, THE AMF FOUND THAT SUCH COMPLIANCE CONTROL SYSTEMS DID NOT ENSURE AN ADEQUATE MANAGEMENT OF INSIDE INFORMATION IN THE CONTEXT OF PLACING ACTIVITIES. ON SEPTEMBER 6, 2017, BNP PARIBAS ENTERED INTO A SETTLEMENT AGREEMENT ("ACCORD DE COMPOSITION ADMINISTRATIVE") WITH THE AMF PURSUANT TO WHICH BNPP (I) AGREED TO PAY TO THE STATE TREASURY A SUM OF 390,000 EUROS AND (II) GAVE UNDERTAKINGS TO FURTHER IMPROVE THE ABOVE MENTIONED COMPLIANCE CONTROL SYSTEMS. THIS SETTLEMENT AGREEMENT WAS APPROVED BY THE ENFORCEMENT COMMISSION OF THE AMF AND PUBLISHED ON 5 DECEMBER, 2017.

FILED BY: RUFFINL2

FILED ON: 12/29/2017 12:17:46 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM CRIMINAL DISCLOSURE QUESTION B CHANGED

QUESTION: **Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves:**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or

- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or

- any transaction in or advice concerning futures, options, leverage transactions or securities?

ANSWER: NO

FILED BY: NFRGCZJ

FILED ON: 1/3/2018 9:58:30 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: ACCORD DE COMPOSITION ADMINISTRATIVE WITH THE FRENCH AUTORITÉ DES MARCHÉS FINANCIERS ("AMF")

MATTER DETAIL: PURSUANT TO A REVIEW THAT HAD COMMENCED IN JULY 2015, THE AMF FOUND (I) THAT ON THE 31ST DECEMBER 2014, BNP PARIBAS, ACTING AS AN INVESTMENT SERVICES PROVIDER CARRYING ON RECEPTION AND TRANSMISSION OF ORDERS ON BEHALF OF THIRD PARTY, DID NOT REPORT TO THE AMF SOME ORDERS ON A LISTED SECURITY THAT COULD HAVE CONSTITUTED A MARKET ABUSE AND (II) CERTAIN DEFAULTS IN THE REPORTING SYSTEM AND IN THE PROCESSES AS REGARDS REPORTING OF TRANSACTIONS THAT COULD BE DEEMED SUSPICIOUS TRANSACTIONS. ON NOVEMBER 27, 2017, BNP PARIBAS ENTERED INTO A SETTLEMENT AGREEMENT ("ACCORD DE COMPOSITION ADMINISTRATIVE") WITH THE AMF PURSUANT TO WHICH BNPP (I) AGREED TO PAY TO THE STATE TREASURY A SUM OF 200,000 EUROS AND (II) GAVE UNDERTAKINGS TO FURTHER IMPROVE THE REPORTING SYSTEMS AND PROCESSES AS REGARDS TRANSACTIONS THAT MAY CONSTITUTE A MARKET ABUSE. THIS SETTLEMENT AGREEMENT WAS APPROVED BY THE ENFORCEMENT COMMISSION OF THE AMF AND PUBLISHED ON 1ST FEBRUARY, 2018.

FILED BY: RUFFINL2

FILED ON: 3/1/2018 9:59:15 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	RUFFINL2
FILED ON:	3/1/2018 9:59:50 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed	October 18, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS SA	**NFA ID**	0247694
Submitted By	HILDA BREWER	**User ID**	BREWERH3

Business Information

Business Address	16 BOULEVARD DES ITALIENS PARIS 75009 FRANCE
Phone Number	+ (33) (0) 1 42 98 12 34
Fax Number	Not provided.
E-mail Address	Not provided.

Filed	October 18, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS SA	**NFA ID**	0247694
Submitted By	HILDA BREWER	**User ID**	BREWERH3

Location of Business Records

Business Records Address

16 BOULEVARD DES ITALIENS
PARIS 9EME
FRANCE

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	October 18, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS SA	**NFA ID**	0247694
Submitted By	HILDA BREWER	**User ID**	BREWERH3

Contact Information

Registration Contact

HILDA BREWER
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 5164
E-mail: HILDA.BREWER@US.BNPPARIBAS.COM

Membership Contact

LANCE RUFFIN
525 WASHINGTON BOULEVARD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850-6979
E-mail: LANCE.RUFFIN@US.BNPPARIBAS.COM

Accounting Contact

PHIROZE RAO
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 6679
E-mail: PHIROZE.RAO@US.BNPPARIBAS.COM

Filed	October 18, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS SA	**NFA ID**	0247694
Submitted By	HILDA BREWER	**User ID**	BREWERH3

Arbitration Contact

ANDREW ALTER
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 2336
E-mail: ANDREW.ALTER@US.BNPPARIBAS.COM

Compliance Contact

CLAUDIA LEWIS
787 SEVENTH AVE.
NEW YORK, NY 10019
UNITED STATES
Phone: 212 471-6768
E-mail: CLAUDIA.LEWIS@US.BNPPARIBAS.COM

Enforcement/Compliance Communication Contact

CLAUDIA LEWIS
MANAGING DIRECTOR
787 SEVENTH AVE.
NEW YORK, NY 10019
UNITED STATES
Phone: 212 471-6768
E-mail: CLAUDIA.LEWIS@US.BNPPARIBAS.COM

Filed   October 18, 2019   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   BNP PARIBAS SA   **NFA ID**   0247694
Submitted By   HILDA BREWER   **User ID**   BREWERH3

Enforcement/Compliance Communication Contact

LANCE RUFFIN
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201-850-6979
E-mail: LANCE.RUFFIN@US.BNPPARIBAS.COM

Enforcement/Compliance Communication Contact

THERESA MCCLOSKEY
MANAGING DIRECTOR
787 SEVENTH AVE.
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841-3074
E-mail: TERRY.MCCLOSKEY@US.BNPPARIBAS.COM

Filed   October 18, 2019   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   BNP PARIBAS SA   **NFA ID**   0247694

Submitted By   HILDA BREWER   **User ID**   BREWERH3

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and
accurate and that in light of the circumstances under which the applicant, registrant or sponsor
has given them, the answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on behalf of the
applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the
update on behalf of the applicant, registrant or sponsor and to make all required certifications
and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is
subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001
for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0247694   BNP PARIBAS SA

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	HOWARD
LAST NAME:	WYNN
TITLE:	MANAGING DIRECTOR
STREET ADDRESS 1:	51 W 52ND STREET
STREET ADDRESS 2:	36 FL
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10019
PHONE NUMBER:	212 340 5450
FAX NUMBER:	
E MAIL ADDRESS:	HOWARD.WYNN@US.BNPPARIBAS.COM
FILED BY:	BREWERH3
FILED ON:	10/18/2019 2:47:55 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed	October 23, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS SA	**NFA ID**	0247694
Submitted By	HILDA BREWER	**User ID**	BREWERH3

Business Information

Business Address	16 BOULEVARD DES ITALIENS PARIS 75009 FRANCE
Phone Number	+ (33) (0) 1 42 98 12 34
Fax Number	Not provided.
E-mail Address	Not provided.

Filed   October 23, 2019   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   BNP PARIBAS SA   **NFA ID**   0247694

Submitted By   HILDA BREWER   **User ID**   BREWERH3

Location of Business Records

Business Records Address

16 BOULEVARD DES ITALIENS
PARIS 9EME
FRANCE

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	October 23, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS SA	**NFA ID**	0247694
Submitted By	HILDA BREWER	**User ID**	BREWERH3

Contact Information

Registration Contact

HILDA BREWER
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 5164
E-mail: HILDA.BREWER@US.BNPPARIBAS.COM

Membership Contact

LANCE RUFFIN
525 WASHINGTON BOULEVARD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850-6979
E-mail: LANCE.RUFFIN@US.BNPPARIBAS.COM

Accounting Contact

PHIROZE RAO
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201 850 6679
E-mail: PHIROZE.RAO@US.BNPPARIBAS.COM

Filed	October 23, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BNP PARIBAS SA	**NFA ID**	0247694
Submitted By	HILDA BREWER	**User ID**	BREWERH3

Arbitration Contact

JOHN LOATMAN
787 SEVENTH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841 3640
E-mail: JOHN.LOATMAN@US.BNPPARIBAS.COM

Compliance Contact

CLAUDIA LEWIS
787 SEVENTH AVE.
NEW YORK, NY 10019
UNITED STATES
Phone: 212 471-6768
E-mail: CLAUDIA.LEWIS@US.BNPPARIBAS.COM

Enforcement/Compliance Communication Contact

THERESA MCCLOSKEY
MANAGING DIRECTOR
787 SEVENTH AVE.
NEW YORK, NY 10019
UNITED STATES
Phone: 212 841-3074
E-mail: TERRY.MCCLOSKEY@US.BNPPARIBAS.COM

Filed   October 23, 2019   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   BNP PARIBAS SA   **NFA ID**   0247694

Submitted By   HILDA BREWER   **User ID**   BREWERH3

Enforcement/Compliance Communication Contact

LANCE RUFFIN
VICE PRESIDENT
525 WASHINGTON BLVD
JERSEY CITY, NJ 07310
UNITED STATES
Phone: 201-850-6979
E-mail: LANCE.RUFFIN@US.BNPPARIBAS.COM

Enforcement/Compliance Communication Contact

CLAUDIA LEWIS
MANAGING DIRECTOR
787 SEVENTH AVE.
NEW YORK, NY 10019
UNITED STATES
Phone: 212 471-6768
E-mail: CLAUDIA.LEWIS@US.BNPPARIBAS.COM

Filed   October 23, 2019   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   BNP PARIBAS SA   **NFA ID**   0247694

Submitted By   HILDA BREWER   **User ID**   BREWERH3

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on May 20, 2020
NFA ID 0247694 BNP PARIBAS SA
Submitted by LANCE RUFFIN (RUFFINL2)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: FRENCH AUTORITÉ DES MARCHÉS FINANCIERS ("AMF")

Case Information
Case Number   N/A
Case Status   FINAL
Date Resolved   April 2020
Sanctions imposed
OTHER: SETTLEMENT

Comments

Following a review carried out by the AMF that commenced in June 2018 on the marketing of certain real estate and complex debt financial instruments by BNP Paribas, acting as an investment services provider, to retail banking clients in 2017, the AMF pointed out certain defaults regarding (i) the record-keeping of investment advice provided to clients, and (ii) the effectiveness of control systems relating to the provision of investment advice.

On December 17, 2019, BNP Paribas entered into a settlement agreement ("accord de composition administrative") with the AMF pursuant to which BNP Paribas (I) agreed to pay to the State Treasury a sum of 600,000 euros and (II) gave undertakings to (A) further improve the record-keeping of investment advice provided to clients, in compliance with regulations, and (B) establish and maintain operational and effective compliance and internal control systems.

This settlement agreement was approved by the Board of the AMF and then ratified by the Enforcement Committee of the AMF and published on April 7, 2020.

Supporting Documentation

Description	AMF SETTLEMENT AGREEMENT
File Name	AMF Settlement Agreement with BNPP December 17 2019.pdf



Business Information

Name	BNP PARIBAS SA
Form of Organization	OTHER
Country	FRANCE
Federal EIN	Not provided
Business Address	
Street Address 1	16 BOULEVARD DES ITALIENS
City	PARIS
Zip/Postal Code	75009
Country	FRANCE
Phone Number	+ (33) (0) 1 42 98 12 34
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided
	OTHER
	F



Other Names

BANQUE NATIONALE DE PARIS
ALIAS

BNP PARIBAS
ALIAS



Location of Business Records

Street Address 1	16 BOULEVARD DES ITALIENS
City	PARIS
Zip/Postal Code	9EME
Country	FRANCE



U.S. Address for the Production of Business Records

Viewed on October 27, 2021

NFA ID 0247694 BNP PARIBAS SA

Office of NFA located in New York, NY



Non-U.S. Regulator Information

(ASIC);(AMLO);(APA);BAFIN FEDERAL FINANCIAL SUPERVISORY AUTHORITY;BAHRAIN MONETARY AUTHORITY;BANCO DE ESPANA (BANK OF SPAIN);BANCO DE PORTUGAL / COMISSAO MERCADOS E VALORES MOBILARIOS;(BSP);(BNM);BANK OF ITAY;BANK OF JAPAN; (BOT);BANKS SUPERINTENDANCE OF PANAMA / NATIONAL SECURITIES COMMISSION; (BCL);BULGARIAN NATIONAL BANK;(CIMA);CENTRAL BANK OF GREECE;(CBK);CENTRAL BANK OF QATAR;CENTRAL BANK OF UNITED ARAB EMIRATES;CETNRAL BANK / UNIDAD DE INFORMACION FINANCIERA;(CBRC);(CNMV);COMMISSION BANCAIRE (FRANCE);(CSSF);(DNB); DEUTSCHE BUNDESBANK;(DGS);FRB/FED);(FSA-UK); (FSA-JAPAN);(FSC);(FSS);FINANCIÈRE ET DES ASSURANCES; (HKMA);(IFSRA);(JSDA);JERSEY FINANCIAL SERVICES COMMISSION; KREDITTILSYNET;(LAUBAN FSA);NARODOWY BANK POLSKI;NORGES BANK;POLISH FINANCIAL SUPERVISION AUTHORITY; (RBI); (SAMA);(SFC - HK);(SEBI);(SFB - TAIWAN); (SC);STATE BANK OF VIETNAM;THE BANK OF ISRAEL;(MAS);(PBC);US DEPARTMENT OF TREASURY

Online Registration System
Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID

0247694	🔍

BNP PARIBAS SA

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Criminal Disclosure Matter Summary (2 DMPs)

Show [100 ▾] entries   Search: [　　　　　]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14786	07/09/2015	JUNE 30 2014 DISCLOSURE (UPDATE)				
	14789	07/15/2014	JUNE 30 2014 DISCLOSURE				

❓ Archived Criminal Disclosure Matter Summary

There are currently no archived DMPs



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

Yes

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID

0247694

BNP PARIBAS SA

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

Add DMP

Current Financial Disclosure Matter Summary (1 DMP)

Show 100 entries

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14780	11/30/2012	PICARD V BNP PARIBAS S A , ET AL				

Archived Financial Disclosure Matter Summary

There are currently no archived DMPs



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

Online Registration System

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID

0247694	🔍

BNP PARIBAS SA

> To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.
>
> To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.
>
> For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

✚ Add DMP

Current Regulatory Disclosure Matter Summary (11 DMPs)

Show [100 ▼] entries   Search: [ ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	17033	05/20/2020	FRENCH AUTORITÉ DES MARCHÉS FINANCIERS ("AMF") N/A	FINAL	4/2020		
	14784	03/01/2018	ACCORD DE COMPOSITION ADMINISTRATIVE WITH THE FRENCH AUTORITÉ DES MARCHÉS FINANCIERS ("AMF")				
	14785	12/29/2017	ACCORD DE COMPOSITION ADMINISTRATIVE WITH THE FRENCH AUTORITÉ DES MARCHÉS FINANCIERS ("AMF")				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14783	07/28/2017	THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM FX TRADING SETTLEMENT				
	14787	06/26/2017	2017 ADMINISTRATIVE SANCTION OF THE FRENCH BANKING SUPERVISORY AUTHORITY				
	14782	06/19/2017	NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES FX TRADING SETTLEMENT				
	14790	08/22/2014	JULY 24 2014 DISCLOSURE				
	14788	07/15/2014	JUNE 30 2014 DISCLOSURE				
	14791	11/30/2012	ƒ{ NOVEMBER 2010 BANK OF GREECE CASE				
	14781	11/30/2012	ƒ{ NOVEMBER 2011 FRENCH AMF CASE				
	14779	11/30/2012	ƒ{ SEPTEMBER 2008 FRENCH AMF CASE				

Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes

OMB Numbers 3038-0023 (exp. September 30, 2023) & 3038-0072 (exp. September 30, 2023)

Page 3 of 3



Enforcement/Compliance Communication Contact Information

Viewed on October 27, 2021

NFA ID 0247694 BNP PARIBAS SA

First Name	CLAUDIA
Last Name	LEWIS
Title	MANAGING DIRECTOR
Street Address 1	787 SEVENTH AVE.
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212 471-6768
Email	CLAUDIA.LEWIS@US.BNPPARIBAS.COM

First Name	THERESA
Last Name	MCCLOSKEY
Title	MANAGING DIRECTOR
Street Address 1	787 SEVENTH AVE.
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212 841-3074
Email	TERRY.MCCLOSKEY@US.BNPPARIBAS.COM

First Name	LANCE
Last Name	RUFFIN
Title	VICE PRESIDENT
Street Address 1	525 WASHINGTON BLVD
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07310
Country	UNITED STATES
Phone	201-850-6979
Email	LANCE.RUFFIN@US.BNPPARIBAS.COM



Membership Contact Information

Membership Contact
First Name   LANCE
Last Name   RUFFIN
Street Address 1   525 WASHINGTON BOULEVARD
City   JERSEY CITY
State (United States only)   NEW JERSEY
Zip/Postal Code   07310
Country   UNITED STATES
Phone   201 850-6979
Email   LANCE.RUFFIN@US.BNPPARIBAS.COM

Accounting Contact
First Name   PHIROZE
Last Name   RAO
Street Address 1   525 WASHINGTON BLVD
City   JERSEY CITY
State (United States only)   NEW JERSEY
Zip/Postal Code   07310
Country   UNITED STATES
Phone   201 850 6679
Email   PHIROZE.RAO@US.BNPPARIBAS.COM

Arbitration Contact

First Name	JOHN
Last Name	LOATMAN
Street Address 1	787 SEVENTH AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212 841 3640
Email	JOHN.LOATMAN@US.BNPPARIBAS.COM

Compliance Contact

First Name	CLAUDIA
Last Name	LEWIS
Street Address 1	787 SEVENTH AVE.
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212 471-6768
Email	CLAUDIA.LEWIS@US.BNPPARIBAS.COM

Chief Compliance Officer Contact



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY


Viewed on March 15, 2022

NFA ID 0247694 BNP PARIBAS SA

Individual Information

NFA ID	0505827
Name	ASCHENBROICH, JACQUES ANDRE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-11-2017

NFA ID	0452368
Name	BONNAFE, JEAN LAURENT
TItle(s)	NO LISTED TITLE
10% or More Interest	No
Status	APPROVED
Effective Date	04-09-2013

NFA ID	0545301
Name	BRISAC, JULIETTE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-02-2022

NFA ID	0476331
Name	COHEN, MONIQUE
TItle(s)	NO LISTED TITLE
10% or More Interest	No
Status	APPROVED
Effective Date	04-24-2014

NFA ID	0452428
Name	DE CHALENDAR, PIERRE ANDRE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-08-2013

NFA ID	0498422
Name	DE PLOEY, WOUTER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-25-2016

NFA ID	0514354
Name	EPAILLARD, HUGUES GILLE ERIC
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-07-2018

NFA ID	0545294
Name	GERARDIN, YANN
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	PENDING
Effective Date	01-03-2022

NFA ID	0519308
Name	GIBSON BRANDON, RAJNA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-06-2019

NFA ID	0464903
Name	GUILLOU, MARION
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-16-2013

NFA ID	0545296
Name	LABORDE, THIERRY ALAINE PIERRE
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	PENDING

Effective Date	01-03-2022
NFA ID	0484474
Name	LEMIERRE, JEAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-19-2015
NFA ID	0528748
Name	LEMONT SPORTELLI, KARA LYNN VICTORIA
TItle(s)	NO LISTED TITLE
10% or More Interest	No
Status	APPROVED
Effective Date	02-21-2020
NFA ID	0452379
Name	MANCHENIL, LARS ANTOON
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	04-09-2013
NFA ID	0514511
Name	MENNICKEN, THOMAS
TItle(s)	NO LISTED TITLE
10% or More Interest	No
Status	APPROVED
Effective Date	06-18-2018
NFA ID	0545300
Name	NOYER, CHRISTIAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-10-2022
NFA ID	0452377
Name	PAPIASSE, ALAIN
TItle(s)	NO LISTED TITLE
10% or More Interest	No

Status	APPROVED
Effective Date	04-10-2013

NFA ID	0478488
Name	SCHWARZER, DANIELA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-08-2014

NFA ID	0452421
Name	TILMANT, MICHEL J
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-08-2013

NFA ID	0486486
Name	VERRIER, SANDRINE AMELINE MARIE
TItle(s)	NO LISTED TITLE
10% or More Interest	No
Status	APPROVED
Effective Date	11-09-2015

NFA ID	0452431
Name	WICKER MIURIN, JANE FIELDS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-08-2013

Holding Company Information

Not provided



Registration Contact Information

First Name	HILDA
Last Name	BREWER
Title	VICE PRESIDENT
Street Address 1	525 WASHINGTON BLVD
City	JERSEY CITY
State (United States only)	NEW JERSEY
Zip/Postal Code	07310
Country	UNITED STATES
Phone	201 850 5164
Email	HILDA.BREWER@US.BNPPARIBAS.COM